SECURI 13014472 MISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2013
19 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-23280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMSbonds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Technology Way, 2nd Floor
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Seligsohn — (305) 937-0660 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael S. Seligsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FMS Bonds, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

SUSAN TSENG PINDELL
MY COMMISSION # EE 119715
EXPIRES: August 7, 2015
Bonded Thru Notary Public Underwriters

(Signature)

Chief Financial Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

FMSbonds, Inc.

Statement of Financial Condition

June 30, 2013

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

FMSbonds, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of FMSbonds, Inc. as of June 30, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FMSbonds, Inc. as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
August 27, 2013

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

FMSbonds, Inc.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

CASH, including $502,239 segregated for exclusive benefit of customers	$	4,821,342
RECEIVABLE FROM BROKERS AND DEALERS		41,514,577
RECEIVABLE FROM CUSTOMERS		20,058,493
SECURITIES OWNED, AT FAIR VALUE (NOTES 4, 6 AND 10)		125,503,711
BOND INTEREST AND REDEMPTIONS RECEIVABLE		1,852,248
PROPERTY AND EQUIPMENT (NOTE 3)		1,912,000
OTHER ASSETS (NOTE 5)		2,361,338
	$	198,023,709

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Collateral loans payable (Note 6)	$	117,457,000
Payable to brokers and dealers		1,141,268
Payable to customers		98,641
Securities sold, but not yet purchased, at fair value (Notes 4 and 10)		301,466
Accounts payable and accrued liabilities (Note 8)		10,347,943
Total liabilities		129,346,318
LEASE COMMITMENTS AND CONTINGENCIES (NOTE 7)		
STOCKHOLDERS' EQUITY		68,677,391
	$	198,023,709

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

FMSbonds, Inc. (the Company), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis.

Interest is recorded on an accrual basis.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

Generally accepted accounting principles require the Company to report its investments in securities at estimated fair value on a recurring basis. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Fair value measurements establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Various inputs are used in determining the value of the Company's investments. The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of fair value measurements to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Municipal Bonds and Certificates of Deposit. The fair value of municipal bonds and certificates of deposit is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds and certificates of deposit are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and credit ratings as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	7 years
Transportation equipment	5 years

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Loans and advances to employees

Loans and advances to employees are stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns. Accordingly, no provision for income taxes is included in the accompanying financial statements.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the *Accounting Standards Codification*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2010.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES AND SUBORDINATED LIABILITIES

The Company had secured demand notes collateralized by marketable securities, which were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the Financial Industry Regulatory Authority ("FINRA") and were subordinated to the claims of general creditors. On October 31, 2012, the remaining $3,035,000 of secured demand notes receivable and corresponding subordinated liabilities to stockholders were retired.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2013 consisted of the following:

Furniture and fixtures	$ 991,490
Office equipment	665,693
Leasehold improvements	1,553,762
Transportation equipment	506,511
	3,717,456
Less: accumulated depreciation and amortization	(1,805,456)
	$ 1,912,000

NOTE 4. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with fair value measurements and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2013:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities Owned				
Certificates of deposit	$ -	$ 943,134	$ -	$ 943,134
Corporate bonds:				
Financial	-	11,056,560	-	11,056,560
Others	-	3,316,873	-	3,316,873
Total corporate bonds	-	14,373,433	-	14,373,433
Municipal bonds:				
California:				
Insured	-	1,838,913	-	1,838,913
Uninsured	-	12,009,883	-	12,009,883
Florida:				
Insured	-	3,023,137	-	3,023,137
Uninsured	-	36,544,491	-	36,544,491
Illinois:				
Insured	-	587,239	-	587,239
Uninsured	-	3,971,551	-	3,971,551
Louisiana:				
Insured	-	185,809	-	185,809
Uninsured	-	10,374,437	-	10,374,437
Puerto Rico:				
Insured	-	2,783,557	-	2,783,557
Uninsured	-	5,645,975	-	5,645,975

NOTE 4. FAIR VALUE MEASUREMENT (Continued)

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Municipal bonds (continued):				
Texas:				
Insured	$ -	$ 1,111,596	$ -	$ 1,111,596
Uninsured	-	5,976,804	-	5,976,804
Others:				
Insured	-	10,325,535	-	10,325,535
Uninsured	-	15,808,217	-	15,808,217
Total municipal bonds	-	110,187,144	-	110,187,144
	$ -	$ 125,503,711	$ -	$ 125,503,711

LIABILITIES, at fair value				
Securities Sold, But Not Yet Purchased				
Corporate bonds	$ -	$ 75,456	$ -	$ 75,456
Municipal bonds	-	226,010	-	226,010
	$ -	$ 301,466	$ -	$ 301,466

NOTE 5. OTHER ASSETS

Other assets at June 30, 2013 consisted of the following:

Net cash value of life insurance policies	$ 25,000
Prepaids	146,832
Deposits	192,119
Other receivables	483,903
Employee loans receivable	1,513,484
	$ 2,361,338

NOTE 6. COLLATERAL LOANS PAYABLE

The Company has a collateral loan payable due to its primary clearing broker in New York, Bank of New York Mellon (BNY Mellon). This credit facility provides for borrowings up to $100,000,000, due on demand. The loan is collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. At June 30, 2013, the loan balance was $90,457,000.

Additionally, the Company has a secondary brokerage credit agreement with U.S. Bank National Association (U.S. Bank). This credit facility provides for borrowings up to $50,000,000, due on demand. The collateral loan payable due to U.S. Bank is collateralized in the same manner as the due to clearing broker. The collateral is pledged to U.S. Bank and held at the Depository Trust Company. At June 30, 2013, the loan balance was $27,000,000.

Interest is payable monthly at the prevailing variable rate, which ranged from 1.75% to 2.00% at June 30, 2013. All amounts due are payable on demand.

NOTE 7. LEASE COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under various non-cancelable operating leases for certain equipment and office facilities.

As of June 30, 2013, the approximate future minimum annual rentals under the non-cancelable leases are as follows:

2014	$	97,000
2015		40,000
2016		10,000
2017		10,000
2018		7,000
	$	164,000

The Company has month-to-month lease arrangements with its stockholders for office facilities in North Miami Beach, Florida and Boca Raton, Florida.

NOTE 7. LEASE COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company is party to a legal proceeding arising in the ordinary course of business. In the opinion of management, based on a review with legal counsel, the Company does not believe that this matter will have a material effect on the Company's financial position or operating results.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. At June 30, 2013, the Company had accrued $234,016 for this plan. Additionally, the Company maintains a non-qualified Supplemental Employees' Retirement Plan (SERP). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employee's salary and years of employment. At June 30, 2013, the Company had accrued $5,591,497 for the SERP. These accruals are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At June 30, 2013, the Company's "Net Capital" was $43,615,743 which exceeded requirements by $42,885,131. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.25 to 1 at June 30, 2013.

NOTE 10. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("market risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased, aggregate $301,466 at June 30, 2013. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the market value in the accompanying statement of financial condition.

NOTE 10. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK (continued)

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by BNY Mellon and the Depository Trust Company. At June 30, 2013, a majority of securities owned are held by these entities.

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.